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                      SECURITIES AND EXCHANGE COMMISSION
                            450 Fifth Street, N.W.
                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                          Commission File No.   0-20526
                                                               -----------------

                            Olympic Financial Ltd.
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            (Exact name of registrant as specified in its charter)

      7825 Washington Avenue South, Minneapolis  55439 - (612) 942-9880
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   (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

            8% Cumulative Convertible Exchangeable Preferred Stock
           --------------------------------------------------------
           (Title of each class of securities covered by this Form)

         Common Stock, 13% Senior Notes due 2000; Subordinated Notes,
            Series 1996-A due 2001; Subordinated Extendible Notes;
           Subordinated Fixed Term Notes and Class A Preferred Stock
         ------------------------------------------------------------
            (Titles of all other classes of securities for which
                    a duty to file reports under Section
                          13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

     Rule 12g-4(a)(1)(i)     [X]              Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)    [ ]              Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)     [ ]              Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)    [ ]              Rule 15d-6              [ ]
     Rule 12h-3(b)(1)(i)     [ ]

      Approximate number of holders of record as of the certification or notice
date:     0     .
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Olympic Financial Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  December 6, 1996         BY: /s/ John A. Witham
                                    ------------------------------------
                                    John A. Witham
                                    Its:  Executive Vice President and
                                          Chief Financial Officer